Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
     The following are excerpted portions from the slide presentation used at the Barclays Capital CEO Energy-Power Conference in New York, NY, that took place September 15-16, 2010. The excerpted portions attached relate to the pending merger of FirstEnergy Corp. and Allegheny Energy, Inc. and are not a complete set of the slides used in the presentation.

Barclays Capital CEO Energy-Power Conference New York, NY • September 15-16, 2010 Anthony J. Alexander President and Chief Executive Officer

September 15-16, 2010 Barclays Capital CEO Energy-Power Conference Forward-Looking Statements: This presentation includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission Systems, Incorporated's realignment into PJM Interconnection, L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy's regulated utilities to recover regulatory assets or increased costs, operation and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the proposed rules promulgated by the EPA on July 6, 2010, in response to the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules or any final laws, rules or regulations that may ultimately replace CAIR, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement the Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, Metropolitan Edison Company's and Pennsylvania Electric Company's transmission service charge filings with the Pennsylvania Public Utility Commission, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards and energy efficiency mandates, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy's nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy's financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy's access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the state of the national and regional economies and its impact on the company's major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, the expected timing and likelihood of completion of the proposed merger with Allegheny Energy, Inc., (continued on next page) Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 2

September 15-16, 2010 Barclays Capital CEO Energy-Power Conference Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995, (Continued) 3 including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from our ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and the risks and other factors discussed from time to time in its Securities and Exchange Commission filings, and other similar factors. The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. FirstEnergy expressly disclaims any current intention to update any forward- looking statements contained herein as a result of new information, future events, or otherwise. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

FirstEnergy/Allegheny Energy Merger

Natural Geographic Fit



OH
PA
MD
NJ
WV
VA
FirstEnergy Power Plants
Allegheny Power Plants
FirstEnergy (FE) Service Area
Allegheny Energy (AYE) Service Area
Potomac Edison/TrAILCo VA Transmission Zone*

*Reflects the sale of Allegheny Energy's Virginia distribution assets, which was completed on June 1, 2010, and indicates the transmission service area within Virginia.

FirstEnergy

Barclays Capital CEO Energy-Power Conference September 15-16, 2010

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September 15-16, 2010 Barclays Capital CEO Energy-Power Conference FirstEnergy/Allegheny Energy Merger Complementary assets Multiple avenues for future growth Utilities Transmission Generation Retail Benefits - real and achievable Approvals - on plan and on schedule Merger Close Expected - First Half 2011 Substantial initial earnings contribution expected from regulated businesses (50%+) Substantial future growth opportunities expected, especially as power prices improve 8